BAKER & MCKENZIE
貝克・[redacted]時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07027741

29 October 2007

Our Ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated October 24, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

p.p. [signature]

Joyce Ip / Vincent Wang

Encl.

BAKER & MCKENZIE

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on October 24, 2007:

1. Announcement of Major Transaction – Construction of New Vessels by China Shipping Development Company Limited, released on October 29, 2007.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

MAJOR TRANSACTION
CONSTRUCTION OF NEW VESSELS

On 27th October, 2007, CS Development Hong Kong entered into the Agreements with Guangzhou Longxue and CSTC for the construction of four VLOCs each of 230,000 dead weight tons for the transportation of iron ores. The total consideration for the construction of the VLOCs is approximately US$360,640,000 (equivalent to approximately HK$2,794,960,000).

The entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreements for the construction of four tankers of 308,000 dead weight tons each between the Company, CSSC and Guangzhou Longxue, details of which were contained in the Company's announcement dated 30 October 2006 and the agreements for the construction of four VLOCs each of 230,000 dead weight tons between CS Development Hong Kong and Guangzhou Longxue, details of which were contained in the Company's announcement dated 2 February, 2007) constitutes a major transaction of the Company under the Listing Rules. A circular giving details of the transaction under the Agreements, together with a notice convening the EGM, will be despatched to Shareholders in due course.

The Agreement

On 27th October, 2007, CS Development Hong Kong entered into the Agreements with Guangzhou Longxue and CSTC for the construction of four VLOCs each of 230,000 dead weight tons for the transportation of iron ores. The total consideration for the construction of the VLOCs is approximately US$360,640,000 equivalent to approximately HK$2,794,960,000.00. The consideration is determined by reference to the market price of iron ores carrier ranging in sizes from 230,000 to 300,000 dead weight tons during the past 3 months.

The entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreements for the construction of four tankers of 308,000 dead weight tons each between the Company, CSSC and Guangzhou Longxue, details of which were contained in the Company's announcement dated 30 October 2006 and the agreements for the construction of four VLOCs each of 230,000 dead weight tons between CS Development Hong Kong and Guangzhou Longxue, details of which were contained in the Company's announcement dated 2 February, 2007) constitutes a major transaction of the Company under the Listing Rules. Save as aforesaid, in the 12 months prior to the date of this announcement there were no other transactions between the Company and CSSC and its associates which require aggregation under Rule 14.22 of the Listing Rules.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, both CSTC and Guangzhou Longxue are wholly-owned subsidiaries of CSSC which in turn is a state owned Chinese Shipbuilder. For the purpose of the Listing Rules, these transactions will be aggregated with the transactions contemplated by the Agreements. Accordingly, the entering into of the Agreements constitutes a major transaction of the Company under Chapter 14 of the Listing Rules.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, CSTC, Guangzhou Longxue and their ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined in the Listing Rules).

The Directors (including the Independent non-executive Directors) considered that the terms of the Agreements are determined on an arm's length basis, on normal commercial terms and fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Terms of the Agreements

The prices of the VLOCs will be payable in US$. Relevant payments under each of the Agreements will be payable in 5 instalments at various stages of the construction of the relevant VLOC:

(i) for the first instalment, to pay 20% of the price within 3 business days after the Agreements become effective;

(ii) for the second, third and fourth instalment, to pay 20% of the price within 7 business days of the receipt of the progress report signed by CS Development Hong Kong and the relevant invoice issued by the Vendors; and

(iii) for the final instalment, to pay 20% of the price within 7 business days of the receipt of all documentation in relation to completion of the relevant VLOC by the Vendors.

The expected delivery date for each of the VLOCs is on or before 30 April 2011, 31 July 2011, 31 October 2011 and 31 December 2011 respectively.

Each of the four Agreements provides that there will be no adjustment in the price of the relevant VLOC if the delivery is delayed for a period not exceeding 30 days respectively. If the delay exceeds such period of time but does not exceed 210 days respectively, there will be a reduction in the price of the relevant VLOC determined on the basis of the extent of the delay. The reduction in the price will be calculated based on a daily reduction rate ranging from US$12,000 per day to US$19,500 per day (depending on the extent of the delay), subject to a total maximum reduction of US$3,150,000. Under the four Agreements, delay will be permitted on account of force majeure events.

If the delay exceeds 210 days, unless the parties agree otherwise, CS Development Hong Kong has the right to accept delivery of the relevant VLOC with a reduction in price of US$3,150,000 or refuse to accept delivery of the relevant VLOC in which case all payments paid under the relevant Agreement together with interests will be refunded to CS Development Hong Kong.

The Agreements are conditional upon the approval of the Shareholders of the Company at the EGM.

Financing Terms

The construction of the VLOCs will be funded by the Company as to approximately 80% of the price by bank borrowings and approximately 20% of the price by internal resources.

Information about the Group

The business scope of the Group includes: coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, chartering, cargo agency and cargo transportation agency. The Directors are optimistic of the demand in the iron ore transportation market and its persistent growth in the coming years. In addition, the Company has entered into long-term contracts of affreightment for shipping of imported iron ore with China Shougang International Trade & Engineering Corp. and Bao Steel Company Limited respectively, details of which were contained in the Company's announcements dated 27th October, 2006 and 26th January 2007 respectively. The Directors are of the view that the construction and ownership of the VLOCs will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

Under the Listing Rules, the entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreements for the construction of four tankers of 308,000 dead weight tons each between the Company, CSSC and Guangzhou Longxue, details of which were contained in the Company's announcement dated 30 October 2006 and the agreements for the construction of four VLOCs each of 230,000 dead weight tons between CS Development Hong Kong and Guangzhou Longxue, details of which were contained in the Company's announcement dated 2 February, 2007) constitutes a major transaction of the Company. A circular giving details of the transactions under the Agreements as well as a notice convening the EGM will be dispatched to the Shareholders in due course. China Shipping (Group) Company, the controlling Shareholder of the Company, does not have and, as far as the Directors are aware, no other Shareholder has a material interest in the transaction. As such, no Shareholder will be required under the Listing Rules to abstain from voting on the Agreements at the EGM.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:-

"Agreements"	four agreements all dated 27 October 2007, each of which is entered into between CSTC, Guangzhou Longxue and CS Development Hong Kong for the construction of one VLOC (for a total of four VLOCs) for the transportation of iron ores
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited
"CS Development Hong Kong"	China Shipping Development (Hong Kong) Marine Co., Limited (中海發展香港航運有限公司), a wholly-owned subsidiary of the Company
"CSSC"	China State Shipbuilding Corporation* (中國船舶工業集團公司), a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, CSSC and its ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined under the Listing Rules)
"CSTC"	China Shipbuilding Trading Co., Ltd.* (中國船舶工業貿易公司), a Chinese Company engaging in the trading import, export and agency of ships and shipping related technology and services. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, CSTC and its ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined under the Listing Rules)
"Directors"	directors of the Company
"EGM"	extraordinary general meeting of the shareholders to be convened by the Company to consider and, if thought fit, to approve the Agreements
"Group"	the Company and its subsidiaries

"Guangzhou Longxue"	CSSC Guangzhou Longxue Shipbuilding Co., Ltd* (廣州中船龍穴造船有限公司), a Chinese shipbuilder. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Guangzhou Longxue and its ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined under the Listing Rules)
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Shareholder(s)"	holders of share(s) of the Company
"US$"	United States dollars, the lawful currency of the United States of America
"Vendors"	CSTC and Guangzhou Longxue
"VLOC(s)"	Very Large Iron Ore Carrier(s)

* *For identification purpose only*

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China

29 October, 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

END